
CELL REPAIR THERAPY
TO TREAT DISEASE
PhorMed
A BIOTECH COMPANY
EMORY
5 Patents + 1 Coming Soon

INVEST IN **PHORMED**

A Biotech Company, Developing New Innovative Therapies Changing The Course of Medicine

phormed.com Los Angeles, CA Biotech Science & R&D

Highlights

1. $3.5 million raised from >4,100 investors: Crowdfunding and Angel investors

2. Drug repairs damaged & mutated cells; kills cancer cells; and boosts immune systems

3. Newest finding: Drug reduces inflammation in lungs and brain

4. Undervalued position, potential to buy low/sell high. PhorMed = $53M; Similar Companies = $290M-1.2B

5. Clinical Data: 83% remission in Leukemia; 90% tested had cancer fighting immune system boost

6. FDA allowing “FAST-TRACKING” clinical studies = huge time & cost savings

7. Team has 226 years research experience & 472 peer reviewed publications

8. Company is ready to start three phase 2 studies

Featured Investors



Edward Pan

Invested $20,000 ⓘ

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"I invested in PhorMed because, being in the medical field myself, I believe the technology to be exciting and groundbreaking. The drug being developed has great potential to help save lives while increasing the quality of life to many who do not currently have treatment options.

I also like that the company’s technology was fast tracked by the FDA. Seems the company has provided ample clinical support for the FDA to help move trials forward in a more rapid pace which is also a huge overall cost savings to the company"



James Charleston

Invested $1,966 ⓘ

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"Investing in Hope: My Journey with PhorMed"

"My investment journey is personal, driven not by wealth but by a commitment to meaningful innovation. PhorMed's groundbreaking approach, which harnesses the body's own mechanisms at the DNA/RNA level for healing, immediately resonated with me. This philosophy of aiding the body to heal itself mirrors my own beliefs, shaped by my family's battles with various cancers and our collective hope for revolutionary treatments.

Our daughter's dedication to cancer research, aiming for a Ph.D., further cements our family's commitment to supporting innovative solutions in healthcare. PhorMed's focus on personalized, body-centric therapies offers a new direction in the fight against cancer, promising a future where treatments are as natural as the body's instinct to heal.

Choosing to invest in PhorMed was more than a financial decision; it was a pledge to a future where advanced, individualized treatments become a reality, offering hope where it's most needed."

Other investors include StartEngine, Angel Investor & 55 more

Our Team



Ben Chang CEO/Director

Mr. Chang has over 30 years of pharmaceutical and executive level experience. Mr.Chang also has experience in international banking, venture capital, M&A, finance, go-public transactions and organizational design and operations. He holds 2 patents.



Prof. Richard L. Chang Inventor/CSO

Dr. Chang has authored 122 peer-reviewed journal publications; has filed 9 patents for the treatment of cancer, inflammation, hematology, and neurological disorders; and has presented over 150 scientific abstracts.



Carole A. Salvador, Psy.D Secretary/Treasurer/HR Director

Dr. Salvador is founder of Affiliates in Psychology and Education with over 34 years of experience. She was a principal at Cogent Resources and worked in Biochemistry research at Cornell Medical School and Pharmacology research at Burroughs Welcome.



Sean M. O'Connell, Ph.D CCO

Mr. O'Connell has over 30 years of experience as Director, Medical Director, COO, CMO, Medical Director, Clinical Research Manager, and VP & SVP of Medical Affaires. He has 65 peer reviewed publications and 38 abstracts.

Professor Renping Zhou Advisory Board

Mr. Zhou is the current Chairperson and Professor in the Department of Chemical Biology at Rutgers University in New Jersey. He has 36 years of experience in cancer research, has been awarded multiple grants and has 162 peer reviewed publications.

Professor Xi Zheng Advisory Board

Mr. Zheng currently holds the positions of Director, Research Professor, Unilever Chair and Associate member at Rutgers Cancer Institute of New Jersey. He has 37 years of experience in cell biology, cancer research, immunohistochemistry and immunocytochem

Professor Harold H. Lee Advisory Board

Professor Lee has more than 20 peer-review science papers in developmental biology and biotechnology. He holds 4 patents in biotechnology. He is also an author of 4 novels.

Treating Disease By Repairing Damaged or Mutated Cells: How It Works Video


How it works
RP-323
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Pipeline


Indications
Discovery
Pre-Clinical
Phase 1
Phase 2
Phase 3
Acute Myeloid Leukemia (AML)
Hodgkin's Lymphoma (HL)
Acute Respiratory Distress Syndrome (ARDS)
Parkinson's Disease (PD)

Problem/Solution & Market


Acute Myeloid Leukemia (AML)
Pipeline Status
Affected Globally
Market Size
CAGR
16.3 Million
$2.5 Billion
10.62%


Phase 2
Between 1990-2019
USD by 2030
Forecast Period: 2022-2030

Acute Myeloid Leukemia (AML), cancer of the white blood cells; destroys the immune system

Problem:

- This cancer is very fast-acting
- High level of deaths
- No targeted medicines currently available

Problems with current treatments:

- Current treatments have severe side effects, long lasting and at times life threatening in itself
- Kills healthy cells
- Can cause heart and kidney damage
- Can cause nerve damage and brain function issues, and more
- At times the side effects are so severe the patient needs to halt treatment and the cancer becomes stronger and even harder to fight

Solution:

- Our goal is to become a safe first-line targeted treatment, giving cancer patients better options than those currently used
- ***Our goal is to turn long-term-side-effects into something that only happened in the past***


Hodgkin's Lymphoma (HL)

Pipeline Status	Affected Globally	Market Size	CAGR
Phase 2	83,087 Reported in 2020	$10.83 Billion USD by 2030	6.4% Forecast Period: 2022-2030

Hodgkin's Lymphoma, cancer that starts in the lymphatic system and impacts the immune system.

Problem:

- Surgery is not an option
- High occurrence of relapse (cancer coming back)
- No targeted medicines available

<u>The problems with current treatments:</u>

- Kills healthy cells
- Side effects that don't improve
- loss of fertility
- Side effects that show up months or years after treatment
- Current treatments increase the already high occurrence of relapse

Solution:

- Our goal: Make our targeted treatment available as the first option, avoiding current treatments
- ***Same as for AML, our goal here is to turn long-term-side-effects into something that only happened in the past***

Acute Respiratory Distress Syndrome (ARDS)


Pipeline Status
Affected Globally
Market Size
CAGR
Phase 2
2 Million
Reported in 2020
$4.7 Billion
USD by 2028
5.65%
Forecast Period: 2022-2028

Acute Respiratory Distress Syndrome (ARDS), an inflammatory lung condition brought on by Pneumonia, COVID-19 and other reasons.

Problem:

- High occurrence of death
- No available medicine

Solution: Our drug would be 'first-in-class,' meaning we will be curing ARDS in a new way. Our goal is to become the first targeted treatment and a patient's main option.


Parkinson's Disease (PD)
Pipeline Status
Affected Globally
Market Size
CAGR
Preclinical
10 Million
Estimated with PD
$6.705 Billion
USD by 2030
11.5%
Forecast Period: 2022-2030

Parkinson's disease is a life-threatening neurological brain disorder.

Problem:

- Long lasting
- Life threatening disease
- No available medicine

Solution: Our drug would be a 'first-in-class' drug for treating

Parkinson’s disease. We would offer a safe, targeted treatment that allows patients to overcome long term suffering and life-threatening results.

Broad Clinical Success

- Success in AML - 83% remission
- Reduced tumor in Hodgkin's Lymphoma
- Reduced inflammation - in lungs and brain
- White Blood Cells & Neutrophil increased - cancer fighting (See image below)



Immune-Boosting Capabilities
Results from a 52-Patient Trial [2]
White Blood Cell (WBC) Boost
Before RP-323:
WBC Count (x 10-9/L): 2.55 ± 0.13
Peak After RP-323:
WBC Count (x 10-9/L): 5.92 ± 0.28
Increase: 132%
Efficacy: 90%+
Neutrophil Boost
Improvement to 3.0 x10^9 cells/L:
76% of Patients
Increase More Than 30%
85% of Patients

FAQ : About Our Drug

Cancer, lung disease, and brain disorders seem so different. How can one drug treat many different issues?

- These diseases have something in common: they are all inflammatory disorders
- Cells become damaged or mutated, not functioning as they should, causing the onset of diseases
- We have found our drug targets these cells
- Repairs damaged and mutated cells
- Fixing the root of the problem, allowing the body to function as it should

Comparisons

These companies were chosen because of their similar pipeline profiles to PhorMed.

Company Name	Indications In Development	Market Capitalization	
PhorMed	3 Indications in Phase II	$53M	
		October 2023	March 2024
Praxis Precision Medicines (PRAX)	2 Indications in Phase II	$133M	$708M
Sutro Biopharma (STRO)	2 Indications in Phase II	$275M	$290M
Pharvaris (PHVS)	2 Indications in Phase II	$550M	$1.21B

<u>Qualifications:</u>

- Phase 3: 0 clinical trials (all companies have zero trials in phase 3)
- Phase 2: 2 or 3 clinical trials (PhorMed has the advantage with 3

- Phase 2: 2 or 3 clinical trials (PhorMed has the advantage with 3 clinical trials at this stage compared to others with only 2)
- Phase 1 & pre-clinical: All have additional clinical trials and studies in development

With projected market values somewhere between $290M-1.2B, this gives PhorMed remarkable growth potential at $53 Million. Invest now and grow with the company.

Use of Proceeds


Fund Allocation
44%
Clinical
Operations
10%
Direct
Costs
36%
Overhead
10%


Contingency

Our Roadmap


Phase & Action Roadmap
Parkinson's Disease (PD)
Phase:
Preclinical
Action:
Complete preclinical study
Acute Respiratory Distress Syndrome (ARDS)
Phase:
Apply for Phase 2 human trials
Action:
Prepare FDA application, Investigator's Brochure, and Phase 2 protocols
Hodgkin's Lymphoma (HL)
Phase:
Phase 2 with Winship Cancer Institute
Action:
Submit to FDA
Acute Myeloid Leukemia (AML)
Phase:
Phase 2 with Winship Cancer Institute
Action:
Send protocol to clincal site for review and start patient enrollment

Major Partnerships

- **WuXi Biologics:** Manufacturing partner, one the the largest and respected contract research organizations (CRO) and contract manufacturing organizations (CMO) in the world
- **Pharmaron:** Laboratory & pre-clinical partner, a global research and development facility with extensive servicing capabilities in the U.S. and worldwide
- **Emory University School of Medicine:** Clinical site partner, one of the top neuroscience centers in the country (see image below for more details)
- **Winship Cancer Center:** Clinical site partner, a leading oncology

research facility (see image below for more details)


Clinical Sites
The Research Continues
PhorMed has solidified a collaboration with two high-caliber clinical sites for upcoming trials: Winship Cancer Center at Emory University and Emory University School of Medicine in Atlanta, Georgia. Both sites are renowned for their medical research capabilities and have already been actively engaged with PhorMed to finalize collaborative agreements. Plans are well underway for the commencement of clinical trials and patient enrollment in targeted therapeutic areas. They have diligently reviewed our protocols, and actions are ongoing for deeper collaboration.
EMORY
WINSHIP
CANCER
INSTITUTE
EMORY
UNIVERSITY
SCHOOL OF
MEDICINE

RECAP: Benefits

<u>Anti-inflammation</u>

Newest discovered: RP-323 is a breakthrough treatment for inflammation

<u>Kills cancer cells, repairs damaged & mutated cells</u>

Our drug repairs and restores damaged and mutated cells, can kill a cancer cell, and boosts cancer fighting immune response. Supported by clinical evidence.

<u>Fast-Track designation</u>

We are on the Fast Track. Literally. The FDA has granted us their "Fast Track" status, which speeds up approval process and greatly reduces overall cost.

<u>Investment opportunity</u>

As an investor you will have the opportunity to buy low compared to other

similar companies and grow with the company.

A Note From the CEO

Dynamic Duo in Science & Business

In a tale that echoes the quintessential American Dream, my father and I represent two halves of a pioneering whole. My father, a distinguished scientist, professor, and former director of Biochemical Pharmacology Research at Rutgers University, has dedicated three decades to the molecular intricacies of RP-323. His foundational discovery, patented in 2001, was the molecule's potential for intravenous application in humans. It wasn't until 2013 that I had the golden opportunity to bring RP-323 to the world alongside him. It's like we're made to work well together: his brain is built for science, and mine is wired to make business deals. Together, we embody an alliance where each complements the other's strengths and weaknesses.

With shared purpose and distinct skills, we aim not only to fulfill the promise of RP-323 but also to expand its applications into new research avenues. These include receiving a patent in 2019 for the Parkinson's disease indication and a patent in 2021 for the Acute Respiratory Distress Syndrome indication. We stand united in a mission that could redefine medical science, encapsulating the spirit of innovation and opportunity that defines America.

